

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2018

Thomas Li
Chief Executive Officer
Tactical Services, Inc.
Unit 1104, 11/F, Crawford House
70 Queen's Road Central
Central, Hong Kong

   Re: Tactical Services, Inc.
   Current Report on Form 8-K
   Filed October 25, 2017
   File No. 333-182566

Dear Mr. Li:

    We issued comments to you on the above-captioned filing on November 17, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 1, 2018.

    If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

    Please contact Gregory Dundas, Attorney Advisor, at (202) 551-3436, or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any questions.

                                        Division of Corporation Finance
                                        Office of Telecommunications

cc: Nathan Xian